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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)



                              One Up Corporation
                              ------------------
                               (Name of Issuer)


                          Common Stock, no par value
                          --------------------------
                        (Title of Class of Securities)


                                  681965 10 9
                                  -----------
                                (CUSIP Number)

                             Robert D. Keyser, Jr.
                      c/o Atlantis Capital Partners, Inc.
                           One South Ocean Boulevard
                                   Suite 315
                             Boca Raton, FL  33432
                             ---------------------

(Name, address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                March 20, 1997
                                --------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]
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                                 SCHEDULE 13D

CUSIP NO.  681965 10 9


1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

        Robert D. Keyser, Jr.

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2.  Check the appropriate box if a member of a group                (a)[ ]
                                                                    (b)[X]

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3.  SEC Use only


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4.  Source of Funds
        OO

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5.  Check Box if disclosure of legal proceedings is required pursuant to items
    2(d) or (e)  [ ]
        Not Applicable

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6.  Citizenship or place of organization
        Florida

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                    7.  Sole Voting Power
                          2,000,000 shares of Common Stock, no par value
Number of Shares        --------------------------------------------------------
Beneficially        8.  Shared voting power
Owned by                  Not Applicable
Each                    --------------------------------------------------------
Reporting           9.  Sole dispositive power
Person                    2,000,000 shares of Common Stock, no par value
                        --------------------------------------------------------
                   10.  Shared dispositive power
                          Not Applicable

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11.  Aggregate amount beneficially owned by each reporting person
       2,000,000 shares of Common Stock, no par value

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12.  Check box if the aggregate amount in row (11) excludes certain shares  [  ]
       Not Applicable

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13.  Percent of class represented by amount in row (11)
       7.5%

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14.  Type of reporting person
       IN

                                       2
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Item 1.   This statement relates to the Common Stock, no par value (the "Common
          Stock") of One Up Corporation, a Florida corporation (the "Company") whose principal executive offices are located at:

          5 Campus Circle, Suite 100
          Westlake, TX  76262


Item 2. The person filing this statement is Robert D. Keyser, Jr. His business address is c/o Atlantis Capital Partners, Inc., One South Ocean, Boulevard, Suite 315, Boca Raton, FL 33432. Mr. Keyser is the President and principal shareholder of Atlantis Capital Partners, Inc. During the last five years, Mr. Keyser has not been convicted in a criminal proceeding nor was he a party in a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Keyser is a citizen of the United States.

Item 3. Pursuant to the terms of an Option Agreement dated March 20, 1997 between Atlantis Capital Partners, Inc., a Florida corporation ("Atlantis") and Aronowitz RI Family, L.P. ("ARIF") (the "Option Agreement"), Atlantis was granted an option to purchase up to 2,000,000 shares of Common Stock of the Company. The option is exercisable for a period of sixty (60) days from the date of the Option Agreement. As of the date hereof, Atlantis has not exercised the option. A copy of the Option Agreement is attached hereto as Exhibit A and is incorporated by reference herein.

Item 4.   See item 3 above, incorporated herein by reference.

Item 5. (a) Mr. Keyser beneficially owns 2,000,000 shares of Common Stock of the Company or 7.5% of the 26,361,614 shares issued and outstanding as of February 5, 1997.

          (b) Mr. Keyser has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 2,000,000 shares of Common Stock of the Company.

          (c) Other than as described herein, there were no transactions in the Common Stock of the Company effected during the past sixty (60) days by Mr. Keyser.

          (d) There is no other person known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities reported herein.

          (e) Mr. Keyser recently became a beneficial owner of more than five percent of Common Stock of the Company; accordingly, item 5(e) is not applicable.

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Item 6.   There are no material contracts, understandings, or relationships other than as described in Item 3, which information is incorporated herein by reference.

Item 7. A copy of the Option Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



4/22/97                                  /s/ Robert D. Keyser, Jr.
--------------------------------         ---------------------------------------
Date                                     Signature

                                         Robert D. Keyser, Jr.
                                         ---------------------------------------
                                         Name

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